14047322

AB 3/13

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True Colors Investing, LLC (Dba Noriba Investing)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True Colors Investing, LLC (Dba Noriba Investing), as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 14 day of FEB, 2014, by DEBASISH BANERJEE, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

M. Showalter
Signature of Notary Public

Notary Public

Debasish Banerjee Debasish Banerjee
Signature

Chief Compliance Officer
Title

M. SHOWALTER
Commission # 2039364
Notary Public - California
Los Angeles County
My Comm. Expires Sep 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
True Colors Investing, LLC
Woodland Hills, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of True Colors Investing, LLC as of December 31, 2013 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of True Colors Investing, LLC as of December 31, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare these financial statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2014

TRUE COLORS INVESTING, LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	37,624
Accounts receivable		9,435
Equipment net of accumulated depreciation of $5,844		5,467
Other assets		1,888
Total assets	$	54,414

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		5,893
Total liabilities		5,893
Members' equity:		48,521
Total members' equity		48,521
Total liabilities and members' equity	$	54,414

TRUE COLORS INVESTING, LLC

Statement of Income
For the year ended December 31, 2013

REVENUES:	
Commission income	$ 113
Total income	113
EXPENSES:	
Professional fees	44,972
Rent	4,459
Wages	16,833
Other operating expenses	5,007
Total expenses	71,271
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(71,158)
PROVISION FOR INCOME TAX (Note 4)	
State income tax expense	800
NET LOSS	$ (71,958)

The accompanying notes are an integral part of these financial statements

TRUE COLORS INVESTING, LLC

Statement of Members' Equity
For the year ended December 31, 2013

	Members' Equity	Net Loss	Total Member's Equity
Beginning balance January 1, 2013	$ 28,479	$ -	$ 28,479
Contributions	92,000	-	92,000
Net loss		(71,958)	(71,958)
Ending balance December 31, 2013	$ 120,479	$ (71,958)	$ 48,521

The accompanying notes are an integral part of these financial statements.

TRUE COLORS INVESTING, LLC

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(71,958)
Depreciation		2,262
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		768
Other assets		10,067
Increase (decrease) in:		
Accounts payable and accrued expenses		(6,366)
Total adjustments		6,731
Net cash used in operating actitivies		(65,227)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		92,000
Net cash provided by financing activities		92,000
Increase in cash		26,773
Cash at beginning of year		10,851
Cash at end of year	$	37,624
Supplemental disclosure of cash flow information		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2013

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY:

True Colors Investing, LLC. (the "Company") was formed in Nebraska on April 23, 2009, as a Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was approved for business beginning May 2010. The firm was approved as a Registered Investment Advisors by the State of California on April 3, 2012.

As the Company's intended business activities, True Colors Investing, LLC intended to offer Exchanged Traded Funds (EFT's) to their clients to hedge portfolio risks.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

COMPREHENSIVE INCOME:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2013.

GENERAL

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 25, 2014.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2010, 2011 and 2012.

Note 2: GOING CONCERN

The Company is in the development stage, and it expects to fund regulatory capital through contribution by the members.

Note 3: INCOME TAXES

All tax effects of the Company's income or loss are passed through to the members' individual tax return to the extent of their basis. Therefore no federal tax provision has been provided.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At December 31, 2013 the company had a net capital of $41,166 which is $36,166 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness $5,893 to net capital was 0.14 which is less than 15:1 limit.

TRUE COLORS INVESTING, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2013

	Focus 12/31/2013	Audit 12/31/2013	Change
Members' equity, December 31, 2013	$ 48,521	$ 48,521	$ -
Subtract - Non allowable assets:			
Fixed assets	5,467	5,467	
Othe assets	1,888	1,888	
Tentative net capital	41,166	41,166	-
Haircuts:	-	-	-
NET CAPITAL	41,166	41,166	-
Minimum net capital	5,000	5,000	
Excess net capital	36,166	36,166	-
Aggregate indebtedness	5,893	5,893	-
Ratio of aggregate indebtedness to net capital	0.14	0.14	

There were no noted differences between the audit and focus filed at December 31, 2013.

The accompanying notes are an integral part of these financial statements.

TRUE COLORS INVESTING, LLC

December 31, 2013

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5 (c) (4) as it meets the minimum assessment as for in Section 4 (d) (1) (c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
True Colors Investing, LLC
Woodland Hills, California

In planning and performing my audit of the financial statements of True Colors Investing, LLC for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by True Colors Investing, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
True Colors Investing, LLC

Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2014